SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – 04/19

Copel announces new directors for its wholly owned subsidiaries and measures to improve efficiency and reduce costs

Companhia Paranaense de Energia – COPEL, a company that generates, transmits and distributes power, with shares listed on the B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), hereby informs its shareholders and the market in general that Mr. Maximiliano Andres Orfali was nominated as CEO of Copel Distribuição and Mr. Franklin Kelly Miguel was nominated as CEO of Copel Comercialização, in addition to Mr. Wendell Alexandre Paes de Andrade de Oliveira having been nominated as CEO of Copel Telecom on January 10, 2019.

Mr. Maximiliano Andres Orfali, a career employee at Copel, holds a degree in Electric Engineering from Universidade Federal de Santa Catarina (UFSC), a specialist degree in Electrical Power Systems (UFSC) and in Technical Management of Energy Concessionaires (UFPR), as well as an MBA in Business Management and Advanced Business Finance Management. With 24 years of professional experience, predominantly in Copel Distribution, he held several management positions, having been the CEO of this subsidiary in 2017 and 2018.

Mr. Franklin Kelly Miguel holds a degree in Electric Engineering from Universidade Federal de Santa Catarina (UFSC) and a Law degree from Faculdades Dom Bosco. He also holds a postgraduate degree in Commercialization, Operation and Planning of the Electric Energy Industry from Universidade Federal do Paraná (UFPR), an Executive MBA in Energy (FGV), a master’s degree in Electric Engineering (UFSC) and a PhD in Electric Engineering from Universidade de São Paulo (USP). Mr. Franklin has been a professor of regulation, commercialization and tariffs of the energy sector at FGV since 2011. He has been a career employee at Copel, having joined the company in 1198, and was CEO of Copel Comercialização in 2016 and 2017, besides having held other positions at the company, such as engineer, department manager, superintendent and advisor to senior management.

Mr. Wendell Oliveira’s was previously the CEO of GE Power Conversion, in the company’s electric motors division, he worked for Siemens during the 2000s and was the Brazilian CEO of French multinational energy company Rexel. He also has professional experience as a business consultant.

Comunicado ao Mercado – RI 04/19

Measures to improve efficiency and reduce costs

Additionally, as part of our plan to continuously improve efficiency and reduce costs, we are analyzing several initiatives to be adopted in the short-, medium- and long-terms, some of which to be immediately implemented, namely:

1.       Reduce by 50% the positions of Advisor and extinguish the positions of Assistant Manager to the Supervisor's Department, in all Executive Boards;

2.       The subsidiaries' deputy officers leave their positions without appointing others to replace them; and

3.       Vacate the Curitiba buildings, at Rua Emiliano Perneta, Rua Comedador Araújo, and the Barigui Center, at Rua Mario Tourinho, which total 5,000 sq.m. of usable area.

These measures will allow annual savings of approximately R$10 million and are in line with the commitments assumed by the new Management, which include good governance and compliance practices, and are one of the foundations of Copel's businesses.

Curitiba, January 29, 2019.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

Pa For additional information, please contact our Investor Relations team:

ri@copel.com or (+55 41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date January 29, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.